

Mail Stop 4561

March 10, 2009

By U.S. Mail and Facsimile to: (864) 239-6423

William P. Crawford, Jr.
Executive Vice President and General Counsel
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601

> **Re: The South Financial Group, Inc.**
> **Post-Effective Amendment No. 2 to Registration Statement on**
> **Form S-3**
> **Filed March 4, 2009**
> **File No. 333-151484**

Dear Mr. Crawford:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form S-3

General

1.   We note that you have registered additional shares of common stock and preferred stock on this post-effective amendment as compared to the initial filing on Form

S-3ASR. Please remove these additional securities from the registration statement or explain your basis for registering them on a post-effective amendment. Refer to Rule 413 under the Securities Act. If you remove the additional securities, please revise your legality opinion accordingly.

Cover Page of Registration Statement

2. We note that you have included the delaying amendment language contemplated by Rule 473 under the Securities Act on the cover page of the registration statement. Please note, however, that the delaying amendment language you have included is not applicable to a post-effective amendment. Refer to Section 8(c) of the Securities Act.

Incorporation of Certain Documents by Reference, page 1

3. We note that your registration statement incorporates by reference your Annual Report on Form 10-K for the fiscal year ended December 31, 2008. This filing does not contain information in Part III that is required by Form 10-K. Please amend your Form 10-K to include the Part III information or file a definitive proxy statement to incorporate this information into your Form 10-K by reference. The Part III information must be filed before the registration statement can be declared effective. Refer to Securities Act Forms Compliance and Disclosure Interpretation 123.01.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney